082-03827

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 043 /2007

RECEIVED
2007 FEB -6 P 12:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

07020811

January 31 , 2007

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Baht 3,500 Million Debenture Issuance

Reference is made to PTT Exploration and Production Public Company Limited's or PTTEP's resolution of the 1998 General Shareholders' Meeting, regarding the approval to issue and offer debentures denominated in Baht and/or other currencies for the amount up to Baht 10 billion. Consequently, PTTEP issued the unsecured and unsubordinated debentures amounted to Baht 6,500 million. With the remaining balance, PTTEP can issue up to Baht 3,500 million for the next debenture issuance.

PTTEP wishes to announce that the Company is in the process of obtaining approval from Securities and Exchange Commission of Thailand (SEC) to issue and offer the unsecured and unsubordinated debentures in the amount of Baht 3,500 million, with a tenor of 3 years. PTTEP has appointed Standard Chartered Bank (Thai) Public Company Limited to act as the lead underwriter for the issuance. The Company has entered into an agreement with the said lead underwriter to fix the interest rate of the debentures at 4.88% per annum.

Yours sincerely,

PROCESSED
FEB 09 2007
THOMSON
FINANCIAL

Somkiet Janmaha
Vice President, Geoscience Division
Acting President

US SEC

กะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 FEB -6 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 044 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 1, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Additional Information on the Connected Transaction
Reference: PTTEP Letter No. 1.910/030/2007, dated January 30, 2007
Attachment: Information Memorandum in relation to the Connected Transaction regarding the Long-Term Office Lease Agreement with Energy Complex Co., Ltd.

Reference is made to the Board of Directors Meeting of PTT Exploration and Production Company Limited (or PTTEP) No. 1/2550/259, held on January 30, 2007 where a resolution was passed for PTTEP to enter into the lease agreement with Energy Complex Company Limited (EnCo) to provide rental office space for the Company.

PTTEP wishes to announce the additional information that the above agreement is considered a "Connected Transaction" per notification of the Stock Exchange of Thailand ("SET") regarding rules and regulations on Connected Transactions in 2003. The transaction value is more than 3% of the net tangible asset of PTTEP or more than Baht 20 million which is required by the SET rules and regulations that PTTEP notifies SET immediately. PTTEP will further seek the approval of this transaction from the shareholders meeting. The resolution of this transaction requires more than three-fourths of the total number of votes of shareholders or proxies attending the Meeting and entitled to vote, excluding shareholders with a conflict of interest. Furthermore, this transaction is also considered the acquisition of rights of long term lease with the value of more than 15% but not exceed 50% of the net tangible asset of PTTEP; therefore, PTTEP is required to disclose the Information Memorandum regarding this transaction to shareholders. PTTEP will appoint the Independent Appraisal and the Independent Financial Advisor in order to provide opinion regarding fairness and reasonableness of transaction to PTTEP shareholders which will be included in the Meeting Notice sent to all shareholders prior to the meeting accordingly.

Yours sincerely,

Somkiet Janmaha
Vice President, Geosciences Division
Acting President

Information Memorandum in relation to the Connected Transactions
of
PTT Exploration and Production Public Company Limited

The Board of Directors Meeting of PTT Exploration and Production Public Company Limited ("Company" or "PTTEP") No. 1/2550/259 held on 30 January 2007 passed the resolution for PTTEP to sign the lease agreement with Energy Complex Company Limited (EnCo) to provide rental building for the Company in 30-year term, starting from 2009 to 2039. Total contract value would be approximately 18,000 million Baht. The Company expects to sign the agreement within April-May of 2007. Since PTT Public Company Limited (PTT) is the major shareholder of both PTTEP and EnCo, and PTTEP shares some common directors with Enco, this Transaction is considered a connected transaction per the Notification of the Stock Exchange of Thailand ("SET") regarding the Disclosure of Information and Other Acts of Listed Companies concerning the Connected Transaction B.E. 2003. The transaction value is more than 3% of the net tangible asset of PTTEP or 20 Million Baht which is required by the SET rules and regulations that PTTEP notifies SET immediately. PTTEP will further seek the approval of this transaction from the shareholders' meeting. The resolution of this transaction requires more than three-fourths of the total number of votes of shareholders or proxies attending the Meeting and entitled to vote, excluding shareholders with a conflict of interest. Furthermore, this transaction is also considered as the acquisition of rights of long-term lease with the value of more than 15% but not exceeds 50% of the net tangible asset of PTTEP; therefore, PTTEP is required to disclose the Information Memorandum regarding this transaction to shareholders. The Company hereby discloses details of the Transactions as follows:

1. Transaction Date

PTTEP will enter into the lease agreement with EnCo after the approval of shareholders that have no interests with regards to the Transaction, and after the consents of relevant parties. It is expected that the Transaction will occur by April – May of 2007.

2. Parties Involved

Lessee: PTT Exploration and Production Public Company Limited

Lessor: Energy Complex Company Limited

Relation between Customer and Service Provider

Lessee is a shareholder, with 40,000,000 shares or 50% of its total registered shares, of the Lessor. Both parties share common directors who are Mr. Chitrapongse Kwangsukstith and Mr. Maroot Mrigadat.

3. General Description of the Transaction

The transaction is rental and service fee payable monthly to Enco for a provision of leased space in EnCo premises to the Company for 30 years term. The rental space will be for the office of 39,940 square meters and for the storage of 1,116 square meters.

4. **Basis used to determine value of contract and transaction size**

The Company determined the value of contract from comparative office buildings that have the same environment as the Energy Complex, in downtown area such as the Office at Central World and in the neighborhood area such as Shinawatra Tower III. Other matters that are taken into consideration include the prime location with convenient transportation system such as sky train, subway or express way.

Total contract value of the 30-years lease and services agreements during 2009-2039 would be approximately Baht 18,000 million which equal to 20.53 % of net tangible asset (87,692 million Baht) as of December 31, 2006.

The rental and service fee shall be payable monthly subject to the agreed terms and conditions starting from January 2010. Monthly rental for office space and storage space are 735 Baht/square meter and 410 Baht/sqare meter respectively. The rental will be escalated every 3 years at the rate of 8 - 12%.

5. **Details of Connected Person**

PTT is the major shareholder of both PTTEP and EnCo, holding 2,171,750,000 shares or 66.10% of PTTEP's total paid-up shares; and 40,000,000 shares or 50% of EnCo's total paid-up shares. Furthermore, PTTEP is a shareholder, with 40,000,000 shares or 50% of the total registered shares of EnCo. Details of connected persons are as follows:

Name	Position in PTT	Position in EnCo	Position in PTTEP	PTTEP	
				Number of Shares*	Number of Warrants*
Mr. Cherdpong Siriwit	Chairman of the Board of Directors	-	Chairman of the Board of Directors	-	-
Mr. Prasert Bunsumpun	President	-	Director	85,000	-
Mr. Pichai Chunhavajira	Senior Executive Vice President, Corporate Finance & Accounting	-	Director	26,500	-
Mr.Chitrapongse Kwangsukstith	Senior Executive Vice President, Exploration & Production and Gas Business Group	Chairman of the Board of Directors	Director	168,200	7,560
Mr.Maroot Mrigadat	Senior Executive Vice President, Exploration & Production	Director	President	369,500	77,100

*as of December 31 2006

In the Board of Directors' Meeting No.1/2007/259 on 30 January 2007, directors that have interests in the Transaction and directors that are connected persons did not attend and did not vote in the Board of Directors' Meeting when considering agenda items on the approval of the Transaction.

6. Source of Fund

The fund to finance this transaction will be from the Company's working capital. The rental and service fee would be charged from the Company's budget plan as approved by the Board of Directors.

7. Opinion of the Audit Committee and Board of Directors

The Audit Committee and the Board of Directors have considered the Transaction and opinioned that to enter a 30-year term lease agreement with Enco is considered as appropriately priced and for the maximum benefit of the Company when compared with entering into similar transactions with other third party. In the Board of Directors' Meeting No. 1/2007/259 on 30 January 2007, when considering this Transaction, directors who are connected persons did not attend the meeting and did not vote.

8. Benefits of the transaction

The Company will have office rental space in a new Grade A building which is sufficient to accomadate the Company's increasing workforce in the future. The building has unique energy saving identity, and is conveniently located in the vicinity of energy related companies which are mostly PTT subsidiaries

US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 FEB -6 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 024 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Proposed Dividend for Year 2006

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 1/2550/259 on January 30, 2007, passed a resolution to propose the 2006 dividend payment of Baht 3.21 per share from Petroleum Income to the 2007 Annual General Shareholders' Meeting for approval. The Company made an interim dividend payment to the shareholders for the first-half-year operations of 2006 at the rate of Baht 1.71 per share on August 28, 2006; and still has to pay the dividend for the second-half-year operations of 2006 at the rate of Baht 1.50 per share.

The date for closing the Company's share register for the right to attend the General Shareholders' Meeting and to receive the dividend payment will be on March 7, 2007 at 12.00 p.m. The dividend payment of 1.50 Baht per share will be paid on April 11, 2007.

Yours sincerely,

Maroot Mrigadat

President

US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

PTTEP No. 1.910/ 030 /2007

RECEIVED
2007 FEB -6 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 30, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the 2007 General Shareholders' Meeting
Attachment: Information Memorandum in relation to the Connected Transaction regarding the Long-Term Office Lease Agreement with Energy Complex Co., Ltd.

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.1/2007/259 held on 30 January 2007 passed a resolution to call for 2007 General Shareholders' Meeting with its agendas as following.

Item	Date	Time
1. Closing date of the Company share register for the right to attend the General Shareholders Meeting and to receive dividend payment	7 March 2007	12.00 hrs. until the end of the meeting
2. General Shareholders' Meeting	28 March 2007 (at the Vibhavadi Ballroom B, the Sofitel Central Plaza Hotel, 1695 Phaholyathin Road, Chatuchak, Bangkok)	14.00 hrs.
3. Dividend Payment	11 April 2007	

The agendas of the 2007 General Shareholders' Meeting are as follows:

Agenda 1 To acknowledge the Minutes of the 2006 General Shareholders' Meeting.

The Board of Directors' Opinion: Shareholders should acknowledge the Minutes which the PTTEP Board considered that it was correctly recorded as proposed. And the Minutes have been disseminated to shareholders and posted on the Company's website since 18 April 2006.

-2-/ Agenda 2....

Agenda 2 To acknowledge the 2006 Performance Result and 2007 Work Plan of the Company

The Board of Directors' Opinion: PTTEP achieved a satisfactory success of its performance in 2006. Shareholders should acknowledge the Company's performance and work plan which will be presented in the Meeting as proposed.

Agenda 3 To approve the 2006 financial statements

The Board of Directors' Opinion: The 2006 financial statements has been audited and reviewed by the Auditor and the Audit Committee. Shareholders should approve the 2006 financial statements as proposed.

Agenda 4 To approve the dividend payment for 2006 performance.

The Board of Director's Opinion: Shareholders should approve the dividend payment for 2006 performance from the profit out of petroleum income tax at 3.21 Baht per share as proposed. The dividend for the second-half-year operations of 2006 at the rate of 1.50 Baht per share will be payable to shareholders who are entitled to receive the dividend as listed in the share registration book when it is closed for the right to receive dividend on 7 March 2007 at 12.00 hours. The payment will be made on 11 April 2007.

Agenda 5 To approve the appointment of new directors in replacement of those who are due to retire by rotation. The directors who were due to retire in this meeting, namely:

(1) Mr. Manu Leopairote
(2) Mr. Charnchai Musignisakorn
(3) Gen. Lertrat Ratanavanich
(4) Mr. Pichai Chunhavajira
(5) Mr. Chulasingh Vasantasingh

The Board of Directors' Opinion: The PTTEP Nominating Committee and Board of Directors except those who have conflict of interest have thoroughly contemplated the qualified nominees for benefits of the Company. The Nominating Committee proposed director nominees as follows: (1) Gen. Lertrat Ratanavanich (2) Mr. Pichai Chunhavajira (3) Mr. Chulasingh Vasantasingh (4) Mr. Chokchai Aksaranan and (5) Mr. Viraphol Jirapraditkul. Shareholders should elect five nominees as proposed, which include 4 independent directors, because they are knowledgeable and competent persons who can contribute for the Company's success.

-3-/ Agenda 6....

Agenda 6 To acknowledge the directors' and the sub-committees' remuneration

The Board of Directors' Opinion: The Remuneration Committee has considered and proposed to fix directors' and the sub-committees' remuneration package at the same rate of 2006. Shareholders should acknowledge the directors' and sub-committees' remuneration package as proposed.

Agenda 7 To appoint the Auditor and consider the Auditor's fee for year 2007

The Board of Directors' Opinion: The Audit Committee has reviewed and proposed the appropriate auditor and fee. Shareholders are to appoint the Office of the Auditor General of Thailand (OAG) to be the Auditor for the year 2007 and fix the fee at the same rate of 2006 at 900,000 Baht as proposed.

Agenda 8 To approve the debenture issuance.

The Board of Directors' Opinion: Shareholders should approve the issuance of debentures in Baht and/or other foreign currencies up to the total amount of 50,000 million Baht from local and/or foreign sources as proposed in order to finance investment plan and/or working capital.

Agenda 9 To approve the long-term office lease agreement with Energy Complex Co., Ltd.

The Board of Director's Opinion: Shareholders should approve the long-term office lease agreement with Energy Complex Co., Ltd. as proposed of which the details are as in the Attachment.

Agenda 10 To consider and approve the amendment of the Company's Articles of Association (AOA) Clauses 20 and 25.

The Board of Directors' Opinion: To set up sub-committees and to promote shareholders' rights in attending the meeting is the improvement of PTTEP good corporate governance. The amendment of Clauses 20 and 25 of the Company Articles of Association has been made in compliance with the current situation and related regulation. Shareholders should approve the amendment of the Company's Articles of Association Clauses 20 and 25 as proposed.

-3-/ Agenda 11....

Agenda 11: Other business (If any)

The closing date and time of the share-registered book for the right to attend the Meeting and to receive dividend payment will be from 12.00 hours of 7 March 2007 until the completion of the Meeting. PTTEP has also publicized the Notice of the 2007 General Shareholders Meeting together with all related documents (the same version to be sent to shareholders) on the company's website (www.pttep.com).

Please be informed accordingly.

Yours sincerely,

Maroot Mrigadat
President

Information Memorandum in relation to the Connected Transactions
of
PTT Exploration and Production Public Company Limited

The Board of Directors Meeting of PTT Exploration and Production Public Company Limited ("Company" or "PTTEP") No. 1/2550/259 held on 30 January 2007 passed the resolution for PTTEP to sign the lease agreement with Energy Complex Company Limited (EnCo) to provide rental building for the Company in 30-year term, starting from 2009 to 2039. Total contract value would be approximately 18,000 million Baht. The Company expected to sign the agreement within April-May of 2007. Since PTT Public Company Limited (PTT) is the major shareholder of both PTTEP and EnCo and PTTEP shares some common director with Enco, this Transaction is considered a connected transaction per the Notification of the Stock Exchange of Thailand ("SET") regarding the Disclosure of Information and Other Acts of Listed Companies concerning the Connected Transaction B.E. 2003. The Company hereby discloses details of the Transactions as follows:

1. Transaction Date

April – May, 2007

2. Parties Involved

Lessee	PTT Exploration and Production Public Company Limited
Lessor	Energy Complex Company Limited

Relation between Customer and Service Provider

Lessee is a shareholder, with 40,000,000 shares or 50% of its total registered shares, of the Lessor

3. General Description of the Transaction

The transaction is rental and service fee payable monthly to Enco for a provision of leased space in EnCo premises to the Company for 30 years term.

4. Transaction Size

Total contract value of the 30-years lease and services agreements during 2009-2039 would be approximately Baht 18,000 million. The rental and service fee shall be payable monthly subject to the agreed terms and conditions.

5. Details of Connected Person

PTT is the major shareholder of both PTTEP and EnCo, holding 2,171,750,000 shares or 66.10% of PTTEP's total paid-up shares and 40,000,000 shares or 50% of EnCo's total paid-up shares respectively.

6. The Characteristics and the Conflict of Interests of the connected persons:
The connected persons are shareholders and/or directors of PTTEP and EnCo.

7. **Source of Fund**

The rental and service fee would be charged from the Company's budget plan as approved by the Board of Directors.

8. **Opinion of the Board of Directors**

The Board of Directors has considered the Transaction and opinioned that to enter a 30-year term lease agreement with Enco is considered as appropriate price and for the maximum benefit of the Company comparing with a decision to enter into a transaction with an independent third party. In the Board of Directors' Meeting No. 1/2007/259 on 30 January 2007, when considering this Transaction, directors who are connected persons did not attend the meeting and did not vote.

9. **Opinion of the Audit Committee**

The Audit Committee had no different opinion form the opinion of the Board of Directors with the decision to enter into this Transaction.

10. **Benefits of the transaction**

The Company expected that EnCo would provide a new Grade A office building sufficient space to accommodate the increasing its workforce in the future with unique energy saving identity, exclusive environment and convenience of communication and cooperation among related energy business companies next door.

VS SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/ 029 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unaudited Financial Statements, and Analysis of Operating Results for 2006

Attachment:
1. 2006 Unaudited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2006 and 2005, including English translations
2. Management Discussion and Analysis of Operating Results for 2006

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2006 unaudited financial statements, consolidated financial statements, and Analysis of Operating Results for 2006 as per attachments 1 and 2. These attached financial statements have already been approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2006, the Company and its subsidiaries' total revenues were Baht 91,723 million, an increase of Baht 22,140 million or 32% when compared with Baht 69,583 million in 2005. Total expenses were Baht 40,937 million, an increase of Baht 13,083 million or 47% when compared with Baht 27,854 million of last year.

The Company and its subsidiaries recorded a net income of Baht 28,047 million or earnings per share of Baht 8.55 compared with net income of Baht 23,735 million or earnings per share of Baht 7.26 in 2005.

The Company and its subsidiaries' total consolidated assets, as of December 31, 2006 were Baht 157,813 million, total liabilities were Baht 69,288 million, and total shareholders' equities were Baht 88,524 million.

-2- / The Company......

The Company and its subsidiaries would like to disclose the total proved reserve as of December 31, 2006, which were at approximately 923 million barrels of oil equivalent (MMBOE), comprising of approximately, 156 million barrels of crude oil and condensate, and 5,001 billion cubic feet of natural gas.

Yours sincerely,

Maroot Mrigadat
President

(Unaudited Yearly F/S And Consolidated F/S (F45-3))
Reports: Unaudited yearly and consolidated statements as follows.
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Unaudited (In thousands) Ending 31 December For year	
Year	2006	2005
Net profit (loss)	28,047,271	23,734,688
EPS (baht)	8.55	7.26

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________

(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2006 (UNAUDITED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Assets				
Current Assets				
Cash and cash equivalents	18,520,906,222	30,507,066,433	7,152,100,391	13,821,767,602
Trade receivable-parent company	8,241,233,830	5,137,051,000	5,186,351,217	2,540,645,742
Trade receivables	1,545,794,719	1,849,812,595	58,691,883	41,319,079
Inventories	333,028,078	291,803,473	21,523,471	40,545,776
Materials and supplies-net	3,997,819,595	2,409,789,188	2,162,016,678	1,489,923,909
Other current assets				
Working capital from co-venturers	469,749,255	534,971,060	54,354,256	110,462,082
Other receivables	1,172,109,745	916,647,286	788,290,580	560,372,441
Accrued interest receivables	48,707,872	97,281,075	88,858,781	134,478,487
Other current assets	635,204,615	806,715,356	222,279,992	360,206,370
Total Current Assets	**34,964,553,931**	**42,551,137,466**	**15,734,467,249**	**19,099,721,488**
Non-current Assets				
Investments accounted for under equity method	418,704,378	397,862,789	45,610,919,608	38,916,753,798
Long-term loans to related parties	-	-	12,998,269,720	9,946,912,996
Property, plant and equipment-net	121,503,558,029	99,222,752,153	60,666,673,737	43,256,253,057
Intangible assets	354,367,650	325,752,931	337,754,526	309,811,693
Deferred income taxes	-	27,267,312	-	-
Other non-current assets				
Prepaid expenses	475,624,631	676,742,519	168,795,679	314,433,114
Deferred of bonds issuing expenses	2,556,322	10,696,585	2,556,322	6,390,806
Other non-current assets	93,542,692	105,130,129	14,998,848	14,907,176
Total Non-current Assets	**122,848,353,702**	**100,766,204,418**	**119,799,968,440**	**92,765,462,640**
Total Assets	**157,812,907,633**	**143,317,341,884**	**135,534,435,689**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payables	852,762,152	1,204,721,957	225,003,055	258,432,251
Current portion of long-term loan	7,002,591,596	8,234,088,363	7,002,591,596	-
Working capital to co-venturers	432,745,957	326,586,733	9,606,506	-
Accrued expenses	13,125,809,934	10,890,179,179	6,897,478,316	6,482,814,956
Accrued interest payable	186,218,096	366,868,747	189,919,618	209,890,585
Income tax payable	15,725,428,267	14,212,547,512	11,782,702,997	9,782,610,565
Other current liabilities	1,458,385,343	1,291,572,428	671,257,731	512,395,032
Total Current Liabilities	**38,783,941,345**	**36,526,564,919**	**26,778,559,819**	**17,246,143,389**
Non-current Liabilities				
Long-term loans from related party	-	-	2,216,296,190	-
Bonds	2,203,819,951	10,462,653,679	2,203,819,951	10,462,653,679
Deferred income taxes	13,057,089,619	12,408,244,776	8,529,379,993	7,806,670,485
Other non-current liabilities				
Deferred income	4,031,491,512	4,828,042,014	-	-
Provision for decommissioning costs	10,712,387,696	7,019,362,087	6,794,024,576	4,287,004,685
Other non-current liabilities	499,728,017	375,155,381	487,905,667	365,392,862
Total Non-current Liabilities	**30,504,516,795**	**35,093,457,937**	**20,231,426,377**	**22,921,721,711**
Total Liabilities	**69,288,458,140**	**71,620,022,856**	**47,009,986,196**	**40,167,865,100**
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	-	3,322,000,000	-
664,400,000 ordinary shares of Baht 5 each	-	3,322,000,000	-	3,322,000,000
Issued and fully paid-up capital				
3,286,002,000 ordinary shares of Baht 1 each	3,286,002,000	-	3,286,002,000	-
654,932,100 ordinary shares of Baht 5 each	-	3,274,660,500	-	3,274,660,500
Share premium	12,307,588,440	11,918,329,000	12,307,588,440	11,918,329,000
Currency translation differences	(1,795,376,996)	(1,032,734,534)	(1,795,376,996)	(1,032,734,534)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	57,494,036,049	40,304,864,062	57,494,036,049	40,304,864,062
Total Shareholders' Equity	**88,524,449,493**	**71,697,319,028**	**88,524,449,493**	**71,697,319,028**
Total Liabilities and Shareholders' Equity	**157,812,907,633**	**143,317,341,884**	**135,534,435,689**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Revenues				
Sales	86,339,273,751	66,357,593,069	47,130,863,891	37,854,208,648
Revenue from pipeline transportation	2,928,083,487	1,997,453,404	-	-
Other revenues				
Gain on foreign exchange	1,313,928,593	203,282,913	1,090,685,295	-
Interest income	939,145,960	709,331,642	821,499,022	558,548,198
Other revenues	202,587,964	108,566,715	328,068,811	26,422,701
Share of profit from investments accounted for under equity method	-	206,594,489	8,985,017,811	10,315,960,574
Total Revenues	**91,723,019,755**	**69,582,822,232**	**58,356,134,830**	**48,755,140,121**
Expenses				
Operating expenses	6,488,216,264	5,348,729,599	2,992,503,952	2,400,864,030
Exploration expenses	3,631,646,309	1,213,024,874	420,914,987	258,532,144
General administrative expenses	3,017,492,241	2,764,010,917	1,447,755,176	1,437,278,220
Petroleum royalties and remuneration	12,848,706,315	8,981,950,749	5,891,166,117	4,731,776,083
Other expenses				
Loss on foreign exchange	-	-	-	492,461,000
Depreciation, depletion and amortization	14,906,652,305	9,439,508,554	5,643,659,389	5,688,210,725
Director's remuneration	35,229,258	35,793,302	35,229,258	35,793,302
Loss from divestment	-	70,692,085	-	-
Share of loss from investments accounted for under equity method	9,158,411	-	-	-
Total Expenses	**40,937,101,103**	**27,853,710,080**	**16,431,228,879**	**15,044,915,504**
Income before interest and income taxes	**50,785,918,652**	**41,729,112,152**	**41,924,905,951**	**33,710,224,617**
Interest expenses	1,114,368,134	1,355,208,134	755,833,442	745,011,469
Income taxes	21,624,279,138	16,639,216,397	13,121,801,129	9,230,525,527
Net income	**28,047,271,380**	**23,734,687,621**	**28,047,271,380**	**23,734,687,621**
Earnings per share				
Basic earnings per share	8.55	7.26	8.55	7.26
Diluted earnings per share	8.53	7.24	8.53	7.24

(Unaudited)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated and the Company						
	Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2004	**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital Issued and paid-up	7,998,500	215,443,000	-	-	-	-	223,441,500
Currency translation differences	-	-	121,817,440	-	-	-	121,817,440
Net income	-	-	-	-	-	23,734,687,621	23,734,687,621
Dividend paid	-	-	-	-	-	(9,481,570,550)	(9,481,570,550)
Balance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital Issued and paid-up	11,341,500	389,259,440	-	-	-	-	400,600,940
Currency translation differences	-	-	(762,642,462)	-	-	-	(762,642,462)
Net income	-	-	-	-	-	28,047,271,380	28,047,271,380
Dividend paid	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at December 31, 2006	**3,286,002,000**	**12,307,588,440**	**(1,795,376,996)**	**332,200,000**	**16,900,000,000**	**57,494,036,049**	**88,524,449,493**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited)	2005 (Audited)	2006 (Unaudited)	2005 (Audited)
Cash flows from operating activities				
Net Income	28,047,271,380	23,734,687,621	28,047,271,380	23,734,687,621
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	9,158,411	(206,594,489)	(8,985,017,811)	(10,315,960,574)
Amortization of up-front payment under Bongkot Gas Sale Agreement	145,637,435	130,011,886	145,637,435	130,011,886
Depreciation, depletion and amortization	14,898,512,043	9,429,933,033	5,639,824,906	5,684,376,242
Amortization of bonds issuing expenses	8,140,262	9,575,521	3,834,483	3,834,483
Amortization of prepaid expenses	56,089,838	55,076,184	-	-
Bond Discount	831,637	1,108,849	-	-
Amortization of exploration costs	1,701,860,553	415,689,464	21,204,620	27,712,506
(Gain) loss on disposal of assets	6,527,004	(39,801,800)	6,511,243	(39,823,349)
(Gain) loss on disposal of materials	(3,105,419)	4,612,449	909,085	4,612,449
Deferred income taxes	877,577,267	(44,435,671)	722,709,508	(712,245,381)
Income recognized from deferred income	(745,012,137)	(726,234,177)	-	-
Unrealized (gain) loss on foreign exchange	(2,060,464,220)	1,078,977,163	(1,244,801,631)	609,047,515
Loss from divestment	-	70,692,085	-	-
	42,943,024,054	**33,913,298,118**	**24,358,083,218**	**19,126,253,398**
Changes in assets and liabilities				
Decrease in short-term investments	-	5,041,551,262	-	3,676,780,967
(Increase) decrease in trade receivables	252,106,563	(1,309,550,411)	(17,505,412)	27,505,976
(Increase) decrease in trade receivable-parent company	(3,114,456,355)	(748,593,967)	(2,645,705,475)	251,952,468
(Increase) decrease in inventories	(41,224,605)	(230,373,618)	19,022,305	4,171,466
Increase in materials and supplies-net	(1,612,191,587)	(1,119,054,813)	(673,001,853)	(665,932,904)
(Increase) decrease in working capital from co-venturers	18,775,601	(361,138,291)	48,612,716	(119,132,125)
Increase in other receivables	(265,782,058)	(636,226,526)	(230,365,514)	(424,740,898)
(Increase) decrease in accrued interest receivables	47,951,657	(68,691,617)	45,620,429	(118,592,770)
(Increase) decrease in other current assets	167,179,989	(225,765,278)	137,255,579	(131,141,897)
Increase in prepaid expenses	(609,385)	(444,602,895)	-	(444,445,000)
(Increase) decrease in other non-current assets	1,023,564	(6,668,186)	(91,672)	(4,145,553)
(Decrease) increase in accounts payables	(321,707,859)	763,892,343	(31,886,314)	161,375,027

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	167,208,213	64,997,951	10,251,106	(134,654,358)
Increase in accrued expenses	2,464,217,705	6,944,018,118	490,132,355	3,854,095,251
(Decrease) increase in accrued interest payable	(178,868,729)	12,833,343	(18,189,045)	5,445,197
Increase in income tax payable	1,532,836,621	4,569,637,788	2,000,092,432	2,486,958,083
Increase in other current liabilities	227,466,919	642,728,310	180,018,017	113,057,514
Increase in deferred income taxes	-	2,121,378,295	-	-
(Decrease) increase in deferred income	151,415	(370,374)	-	-
(Decrease) increase in other non-current liabilities	124,572,636	(91,700,421)	122,512,804	64,205,633
Loss from translation foreign entities' financial statements	(196,367,047)	(112,245,605)	-	-
	(727,716,742)	14,806,055,408	(563,227,542)	8,602,762,077
Net cash provided by operating activities	42,215,307,312	48,719,353,526	23,794,855,676	27,729,015,475
Cash flows from investing activities				
Increase in loans to related parties	-	-	(3,713,187,896)	(8,830,965,433)
Increase in investments in related parties	(30,000,000)	(399,500,000)	(30,000,000)	(399,404,697)
Dividend received from related parties	-	73,060,000	1,558,209,540	2,197,660,955
Cash received from divestment	-	11,209,077,610	-	-
Increase in property, plant and equipment	(35,052,055,218)	(43,577,161,401)	(20,007,777,534)	(13,967,635,702)
Increase in intangible assets	(83,748,443)	(50,917,855)	(76,369,767)	(60,681,011)
Net cash used in investing activities	(35,165,803,661)	(32,745,441,646)	(22,269,125,657)	(21,061,025,888)
Cash flows from financing activities				
Bond Repayment	(8,234,920,000)	-	-	-
(Decrease) increase in loan from related party	-	-	2,275,512,882	(118,565,650)
Cash received from common share issuing	400,600,940	223,441,500	400,600,940	223,441,500
Dividend paid	(10,856,489,976)	(9,481,202,970)	(10,856,489,976)	(9,481,202,970)
Net cash used in financing activities	(18,690,809,036)	(9,257,761,470)	(8,180,376,154)	(9,376,327,120)
Net increase (decrease) in cash and cash equivalents	(11,641,305,385)	6,716,150,410	(6,654,646,135)	(2,708,337,533)
Cash and cash equivalents at beginning of the year	30,507,066,433	23,778,245,260	13,821,767,602	16,529,283,867
	18,865,761,048	30,494,395,670	7,167,121,467	13,820,946,334
Effects of exchange differences	(344,854,826)	12,670,763	(15,021,076)	821,268
Cash and cash equivalents at end of the year	18,520,906,222	30,507,066,433	7,152,100,391	13,821,767,602
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,262,047,379	1,339,418,345	755,903,904	735,627,971
Income taxes	19,226,770,584	14,302,533,295	10,379,406,630	7,384,747,406

2. Management Discussion and Analysis of Operating Results in 2006

2.1 PTTEP Performance

In 2006, the Thai business environment changed dramatically due to political change and the volatility of oil prices, which rose continuously from beginning of the year untill peaking in August and then slightly fell until during the rest of the year. These factors led to a difficult business year. However, the National Economic and Social Development Board (NESDB) estimated an economic growth of approximately 5% for 2006.

Notable business developments at PTTEP and its subsidiaries in 2006 are summarized here.

Regarding petroleum sales, PTTEP's sales volume averaged 169,348 barrels of oil equivalent per day (BOED) in 2006, which was lower than the target of 179,000 BOED set earlier in 2006. The reasons for this decrease can be traced to the decrease of sales volume in the Nang Nuan project due to technical issues, and the postponement of gas production in the Oman 44 project. PTTEP's total revenue was Baht 91,723 million and its net profit was Baht 28,047 million or Baht 8.53 per share-diluted.

In 2006, PTTEP and its subsidiaries maintained impressive petroleum discovery results with a success ratio at 18:26 exploration/appraisal wells, which was higher than the international standard of 1:6.

Regarding value creation in the existing projects, the Phu Horm project, in which PTTEP is a partner, initiated gas production in November 2006. In addition, in 2006 PTTEP and its subsidiaries signed petroleum agreements regarding the following projects: a Gas Sales Agreement (GSA) for the S1 project with Ratchaburi Energy Company Limited, an Amendment Agreement to the Export Gas Sales Agreement (EGSA) of the Yadana project, and a Crude oil Sales Agreement for the Shams field in the Oman 44 project.

PTTEP and its subsidiaries continuously expanded its investment in E&P business in both Thailand and overseas as following, 5 concession blocks in Thailand (L21/48, L28/48, L29/48, G9/48, and G12/48), Block 58 in Oman, Bengara-1 in Indonesia, in addition to receiving in principle as the winners of Block 2 and Block 8 in Egypt.

PTTEP has always stressed the high importance of good corporate governance and is determined to improve its standards at all times. In 2006, PTTEP was evaluated by the Thai Rating and Information Services Co., Ltd. (TRIS) and received the rating of "very good" in good corporate governance.

However, there was a setback in the Oman 44 project because of its postponement of its first production from the second quarter of 2006 to the first quarter of 2007.

-2-/ 2.2 Results of Operations........

2.2 Results of Operations

In addition, on April 12, 2006 PTTEP amended its par value from 5 Baht to 1 Baht per share in accordance with the resolution of the 2006 General Shareholders Meeting. The adjustment of the Company's par value resulted in an increase in its ordinary shares from 664,400,000 shares to 3,322,000,000 shares and also affected the Exercise Price and Exercise Ratio of the warrants under the Company's Employee Stock Ownership Plan (ESOP) for the year 2002-2005; and for the year 2006 in which the 2006 General Shareholders' Meeting approved the issuing and offering of 2.8 Million units of warrants to its management and employees at the exercise price of Baht 456.

In 2006, PTTEP paid an interim dividend based on its half-year performance to its shareholders at Baht 1.71 per share on August 28, 2006. This complied with the resolution of the Board of Directors' Meeting dated 28 July, 2006.

On October 2, 2006 PTTEPI redeemed its unsubordinated bonds- Yankee Bond which carried an interest rate of 7.625% per annum with a maturity of 10 years. The redemption included the principal of USD 200 million. As of December 31, 2006 PTTEP and its subsidiaries have liabilities, comprised of Bonds at the amount of MM 254.11 USD or equivalent to Baht 9,503 MM

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	3rd Quarter 2006	4th Quarter 2006	4th Quarter 2005
Income from continuing operations			
Exploration and production	5,651	5,224	5,712
Pipelines	1,138	1,088	759
Others	24	(194)	346
Total net income	**6,813**	**6,118**	**6,817**
Diluted earnings per share – from continuing operations	2.07	1.86	2.08
Total Revenues - from Current Operational Results	23,896	21,449	21,793

Fourth Quarter of 2006 compared with Fourth Quarter of 2005

For the results of operations (Unaudited) in the fourth quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,118 million or Baht 1.86 per share-diluted, a decrease of Baht 699 million or 10% from the same period last year, in which net profit was Baht 6,817 million or Baht 2.08 per share-diluted.

For this quarter, the total revenue was Baht 21,449 million, a decrease of Baht 344 million or 2% from the same period last year (Baht 21,793 million). The decrease was mainly due to the lower petroleum sales of Baht 255 million or 1%, resulting from the lower sales volume in this quarter to 165,465 barrels of oil equivalent per day (BOED) compared with the same period last year of 171,333 BOED. The decreased sales volume

-3-/ mainly came from........

mainly came from the crude oil sales volume from the B8/32 & 9A and Nang Nuan projects and natural gas sales volume from the Yetagun project relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006. However, the average petroleum sales price increased to USD 35.92 per barrel of oil equivalent (BOE) against the same period last year (USD 31.59 per BOE).

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

In addition, there was a gain in divestment amounting to Baht 507 million in the same period last year, mainly from the divestment in Thai Oil Power Co. Ltd

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 9,809 million, an increase of Baht 297 million or 3% from the same period last year (Baht 9,512 million). This increase was the net effect of

(1) Increased exploration expenses, mainly due to the write-off of dry wells in the Vietnam 16-1, the higher 3D seismic cost from Vietnam 16-1 and Algeria 433a&416b, and the 2D seismic cost from the Iran Saveh project.

(2) Higher depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A and S1 projects as a result of additional completed oil and gas properties.

(3) Lower operating expenses, mainly due to the revision of the operating contract rate as per the new agreement in the Nang Nuan project.

PTTEP and its subsidiaries had a share of the gain from investment amounting to Baht 4 million as a result of the net gain from PTT ICT Solution Co. Ltd. amounting to Baht 10 million and the net loss from Energy Complex Co. Ltd. amounting to Baht 6 million.

For this quarter, PTTEP and its subsidiaries had a foreign exchange gain of Baht 292 million from the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 236 million mainly due to the higher deferred income tax, which resulted from the additional revision of the provisional decommissioning liability.

Fourth Quarter of 2006 compared with Third Quarter of 2006

For the results of operations (Unaudited) in the fourth quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,118 million or Baht 1.86 per share-diluted, a decrease of Baht 695 million or 10% from the previous quarter's net profit of Baht 6,813 million, or Baht 2.07 per share-diluted.

-4-/ For this quarter........

For this quarter, the total revenue was Baht 21,449 million, a decrease of Baht 2,447 million or 10% from the previous quarter (Baht 23,896 million). This decrease was mainly due to lower petroleum sales of Baht 2,478 million, resulting from the decreased average petroleum sales price to USD 35.92 per BOE against the previous quarter (USD 38.25 per BOE). In addition, sales volume decreased in this quarter to 165,465 BOED when compared with the previous quarter (168,830 BOED), resulting from the lower natural gas and condensate sales volume from the Bongkot and Pailin projects.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 9,809 million, a decrease of Baht 1,549 million or 14% from the previous quarter (Baht 11,358 million). This decrease was mainly the net effect of

(1) Decreased depreciation in the B8/32 and Bongkot projects, mainly from the additional proved reserves and proved developed reserves in this quarter.

(2) Lower exploration expenses, mainly due to the write-off of dry wells in the Vietnam 16-1 in this quarter. In addition, the higher 3D seismic cost from the Algeria 433a&416b project and the 2D seismic cost from the Iran Saveh project. In the previous quarter, there was the write-off of dry wells in the Myanmar M7&M9, Vietnam 16-1, L22/43 and G4/43 projects.

(3) Decreased petroleum royalties and remuneration as a result of lower sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

(4) Increased operating expenses, mainly from the operating cost in the Nang Nuan and B8/32 projects, and the maintenance cost from the Bongkot, S1 and Phu Horm projects.

PTTEP and its subsidiaries incurred lower income tax expenses of Baht 53 million due to decreased taxable profit.

2.2.2 Results of Operations – The Full Year Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	Full Year 2006	 2005
Income from continuing operations		
Exploration and production	23,701	20,948
Pipelines	4,214	3,437
The others	132	(650)
Total net income	**28,047**	**23,735**
Diluted earnings per share – from continuing operations	8.53	7.24
Total Revenues - from Current Operational Results	91,723	69,583

For the results of operations (Unaudited) for the year 2006, PTTEP and its subsidiaries' net profit was Baht 28,047 million or Baht 8.53 per share-diluted, an increase of Baht 4,312 million or 18% when compared with the year 2005 net profit of Baht 23,735 million or Baht 7.24 per share-diluted. Return on shareholders' equity for this year was 35.01%

-5-/ For the year 2006.......

For the year 2006, total revenues of PTTEP and its subsidiaries amounted to Baht 91,723 million, an increase of Baht 22,140 million or 32% when compared with Baht 69,583 million for the previous year. This increase was mainly due to an increase in sales of petroleum of Baht 19,981 or 30%, resulting from the higher average petroleum sales price to USD 36.52 per BOE when compared with last year at USD 29.37 per BOE and sales volume increased to 169,348 BOED when compared with the last year (153,531 BOED). The higher sales volume derived mainly from the crude oil sales volume from the B8/32 & 9A and S1 projects and the natural gas sales volume from the Pailin, Bongkot and Yadana projects.

For this year, the sales volume of the Yetagun project decreased in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the rising interest income as a result of a higher fixed deposit. In addition, the other income increased mainly due to the revenue from the training center of PTTEP Services, the compensation from the contractor in the Nang Nuan project, the service income from petroleum supply base and the management fee from Orange Energy Limited.

PTTEP and its subsidiaries incurred expenses for this year amounting to Baht 40,937 million, an increase of Baht 13,083 million or 47% when compared with Baht 27,854 million last year. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly due to the additional completed assets in the B8/32 & 9A, S1 and PTTEP1 projects, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Increased exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7&M9, Vietnam 16-1, L22/43 and G4/43 projects including the 3D seismic cost from the Bongkot, Myanmar M7&M9, Vietnam 16-1, Algeria 433a&416b and G12/48 projects, and 2D seismic cost from the Iran Saveh project.

(3) Rising operating expenses, mainly due to the cost from the B8/32 & 9A, Phu Horm and Arthit projects, mainly as a result of higher operating activities. In addition, the logistic and maintenance cost from the Bongkot project including the maintenance cost from the S1 project.

(4) Increased administration expenses, mainly due to higher operating activities from the B8/32 & 9A, Petroleum Supply Base, Algeria 433a&416b, Phu Horm, Oman 44, Iran Saveh, Indonesia Merangin-1 and Myanmar M7&M9 projects, including the amortization of up-front payment to PTT Public Co. Ltd. in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

-6-/ PTTEP and its subsidiaries.......

PTTEP and its subsidiaries had a foreign exchange gain for the year 2006 amounting to Baht 1,314 million when compared with the year 2005 at Baht 203 million because of the strengthened Baht.

For the year 2006, PTTEP and its subsidiaries incurred higher income tax expenses of Baht 4,985 million as a result of higher taxable profits and the additional revision of provisional decommissioning liability.

2.3 Financial position

As of December 31, 2006, PTTEP and its subsidiaries had total assets of Baht 157,813 million, or Baht 14,496 million (10%) higher than at the end of 2005. This increase was mainly due to an increase in oil and gas properties of Baht 22,281 million, mainly from the higher investment in the Arthit, Oman 44, S1, Pailin, Vietnam9-2, Vietnam 16-1, MTJDA and Myanmar M7&M9 projects whereas the decreased current assets amounted to Baht 7,587 million were mainly due to the lower cash and cash equivalent from the investment in oil and gas properties, bond repayment, income tax payment and dividend payment.

Most of the current assets as of December 31, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 69,288 million, which were lower than at the end of 2005 by Baht 2,332 million, mainly resulting from bond repayment amounting to Baht 8,259 million. However, there was additional revision of provisional decommissioning liability amounting to Baht 3,693 million and the higher accrued expenses of Baht 2,236 million.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of December 31, 2006, the total number of shares exercised was 26 million shares and the outstanding number of warrants was 7.2 million units.

On November 10, 2006 the Company registered the change in its registered paid-up capital to Baht 3,286.00 million for the issuance and paid-up amount of 3,286.00 million ordinary shares.

As of December 31, 2006, PTTEP and its subsidiaries had a net cash flow from operations of Baht 42,215 million. The majority of this was cash received from operating activities.

-7-/ PTTEP and its subsidiaries........

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 35,166 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, Oman 44, S1, Pailin, Vietnam 9-2, Vietnam 16-1, MTJDA and Myanmar M7&M9 projects (2) the investment in PTT ICT Solutions Co., Ltd. amounting to Baht 30 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 18,691 million due to (1) bond repayment of Baht 8,235 million (2) a dividend payment for the second half of 2005 to shareholders, Baht 8 per share, amounting to Baht 5,239 million (3) 2006 interim dividend payment to shareholders, Baht 1.71 per share, amounting to Baht 5,616 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 401 million.

As of December 31, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 18,521 million, a decrease of Baht 11,986 million from the end of 2005. The company invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, and deposits with commercial banks, where emphasis is given to security and liquidity.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and appropriate sum-insured policies related to each project. For 2006, the premiums on these policies remained high relative to those of the year 2005. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

On March 16, 2006, TRIS Rating upgraded the company rating and issue rating of PTTEP from AA+ to AAA, the highest rating in Thailand. The upgrade reflects the company's strengthened financial profile, the continued strong petroleum prices, the company's ability to finance growth without weakening its financial strengths, and the Thai government's support to the company in petroleum exploration and production business. As of December 31, 2006, PTTEP's credit ratings are as follows;

- A2 for its Long-term foreign currency rating by Moody's Investors Service
- BBB+ for its Long-term foreign currency rating, and
  BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- A- by Japan Credit Rating Agency, Limited
- AAA by TRIS Rating Company Limited

2.3 Impacts on Operational Results

The petroleum exploration and production industry is a volatile business. PTTEP has to monitor closely the situation in order to be able to respond suitably. The risk factors that may influence PTTEP are summarized as follows:

The first risk is concern about the increased cost of goods and services in the E&P business and the shortage of service providers as a result of the fierce competition currently existing in the E&P business, particularly when oil prices are high. PTTEP has a mitigation plan to effectively contain costs by applying several approaches. Firstly,

-8-/ PTTEP has applied........

PTTEP has applied a concept of synergy and economy of scale for a long-term procurement of long lead items necessary for supporting both onshore and offshore projects. Secondly, PTTEP has applied the concept of sharing operational facilities such as jetty and helicopter services. Thirdly, PTTEP has applied engineering concepts to streamline well and wellhead platform design to reduce costs.

The second risk is the volatility of oil prices which is a significant factor for making decisions on investment. To deal with this volatility, PTTEP has applied a risk management approach to handling the volatility of oil prices by instituting a safeguard investment on the M&A of producing assets with unit cost controls. In addition, PTTEP has closely monitored and studied the best possible approach regarding unpredictable oil prices, hedging with a clear direction on risk management of these volatile oil prices and not just focusing on profitability.

Geopolitical uncertainty is the third risk that may affect PTTEP investments. Geopolitical risk management matrix and mitigation has been applied by employing scenario planning with a warning system that would alert PTTEP of current events and trends that might impact the PTTEP portfolio and investments.

The fourth is a human resources shortage risk. PTTEP realizes the importance of a strong human resources team as a strategic partner for its sustainable growth. PTTEP has continuously improved its capability in terms of human resources. Key process improvements are a high potential development system and a competency management system. In addition, PTTEP is seriously considering the use of Thai contracted personnel, expatriate secondees and contractors, and local personnel in international assets to meet urgent requirements, given a shortage of human resources in these locations.

Other factors, which may affect the company performance both in short and long term are also elaborated in the section of risk factors to be disclosed in report 56-1 in 2006 and the 2006 Annual Report.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (UNAUDITED)

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2006	2005	2006	2005
Revenues				
Sales	20,148,607,078	20,404,157,615	86,339,273,751	66,357,593,069
Revenue from pipeline transportation	801,881,116	563,138,415	2,928,083,487	1,997,453,404
Other revenues				
Gain on foreign exchange	292,534,140	39,326,597	1,313,928,593	203,282,913
Interest income	190,123,687	177,908,029	939,145,960	709,331,642
Gain from divestment	-	507,181,620	-	-
Others	12,459,573	35,354,522	202,587,964	108,566,715
Share of profit from investments accounted for under equity method	3,576,797	66,818,554	-	206,594,489
Total revenues	**21,449,182,391**	**21,793,885,352**	**91,723,019,755**	**69,582,822,232**
Expenses				
Operating expenses	1,734,614,284	2,004,169,683	6,488,216,264	5,348,729,599
Exploration expenses	1,110,205,708	382,270,962	3,631,646,309	1,213,024,874
General administrative expenses	974,287,160	915,650,129	3,017,492,241	2,764,010,917
Petroleum royalties and remuneration	2,637,317,585	3,221,219,856	12,848,706,315	8,981,950,749
Other expenses				
Depreciation, depletion and amortization	3,325,544,960	2,960,462,528	14,906,652,305	9,439,508,554
Director's remuneration	27,241,758	28,799,552	35,229,285	35,793,302
Loss from divestment	-	-	-	70,692,085
Share of loss from investments accounted for under equity method	-	-	9,158,411	-
Total expenses	**9,809,211,455**	**9,512,572,710**	**40,937,101,103**	**27,853,710,080**
Income before interest and income taxes	**11,639,970,936**	**12,281,312,642**	**50,785,918,652**	**41,729,112,152**
Interest expenses	163,912,098	342,231,691	1,114,368,134	1,355,208,134
Income taxes	5,357,862,072	5,121,896,743	21,624,279,138	16,639,216,397
Net income	**6,118,196,766**	**6,817,184,208**	**28,047,271,380**	**23,734,687,621**
Earnings per share				
Basic earnings per share	1.86	2.08	8.55	7.26
Diluted earnings per share	1.86	2.08	8.53	7.24

END